CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Currency-Linked Capital Protected Notes due 2010	$1,183,000	$46.49

October 2008 Pricing Supplement No. 795 Registration Statement No. 333-131266 Dated October 14, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Currencies
Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the U.S. dollar strengthens relative to the Eurozone euro on the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Note Program.
FINAL TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A1 (downgrade review) / S&P: A+ (negative outlook)*
Aggregate principal amount:	$1,183,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	October 14, 2008
Original issue date:	October 21, 2008 (5 business days after the pricing date)
Maturity date:	October 29, 2010
Principal protection:	100%
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
$1,000 times the currency performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
This amount will be positive if the U.S. dollar appreciates relative to the Eurozone euro (i.e., the final exchange rate is less than the initial exchange rate).

Currency performance:
1 – (final exchange rate / initial exchange rate)
Under the terms of the notes, a positive currency performance means that the U.S. dollar has appreciated relative to the Eurozone euro, while a negative currency performance means the U.S. dollar has depreciated relative to the Eurozone euro.

Participation rate:	150%
Initial exchange rate:	1.36315, which is the exchange rate as posted on the applicable reference source on the pricing date.
Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date
Exchange rate:	The U.S. dollar / Eurozone euro exchange rate (expressed as the number of units of U.S. dollars per one Eurozone euro) as determined by reference to the applicable reference source on such day.
Valuation date:	October 20, 2010
CUSIP:	617482CV4
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
Per Note:	100%	2%	98%
Total:	$1,183,000	$23,660	$1,159,340

(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 4 for further details.

(2) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for currency-linked capital protected notes.

* On October 9, 2008, Moody’s Investors Service placed our long-term debt ratings on review for downgrade.  Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

the securities and exchange commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement for Currency-linked Capital Protected Notes dated May 22, 2008
Prospectus dated January 25, 2006

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the U.S. dollar (the “dollar”) has appreciated relative to the Eurozone euro (the “euro”) from the pricing date to the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date:	Maturity date:
October 14, 2008	October 21, 2008 (5 business days after the pricing date)	October 29, 2010
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Syndicate Information” on page 4)
Aggregate principal amount:	$1,183,000
Stated principal amount:	$1,000 per note
Interest:	None
Issuer call right:	None
Denominations:	$1,000 and integral multiples thereof
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
$1,000 times the currency performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
This amount will be positive if the dollar appreciates relative to the euro (i.e., the final exchange rate is less than the initial exchange rate).

Currency performance:	1 – (final exchange rate / initial exchange rate)
Participation rate:	150%
Initial exchange rate:	1.36315, which is the exchange rate as posted on the reference source on the pricing date
Final exchange rate:	The exchange rate as posted on the reference source on the valuation date

For a description of how the final exchange rate will be determined if the reference source is unavailable and in certain other circumstances, please see the definition of “exchange rate” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement.

Exchange rate:	The dollar / euro exchange rate (expressed as the number of units of dollars per one euro) as determined by reference to the reference source on such day.
Reference source:	Reuters page “WMRSPOT05”
Valuation date:	October 20, 2010
Risk Factors:	Please see “Risk Factors” on page 7.

October 2008	Page 2

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

General Information
Listing:	None
CUSIP:	617482CV4
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 6.1165% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,129.8043 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

	ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
	Original Issue Date through December 31, 2008	$11.7233	$11.7233
	January 1, 2009 through June 30, 2009	$30.9410	$42.6643
	July 1, 2009 through December 31, 2009	$31.8873	$74.5516
	January 1, 2010 through June 30, 2010	$32.8625	$107.4141
	July 1, 2010 through the Maturity Date	$22.3902	$129.8043

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

	If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Payment currency:	U.S. dollars
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking short positions in forwards and options contracts on the euro.  Such purchase activity could have affected the exchange rate for the euro, and, therefore, the exchange rate that must prevail with respect to the euro on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

October 2008	Page 3

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
100.00%	2.00%	<$999K
99.625%	1.625%	$1MM-$2.99MM
99.4375%	1.4375%	$3MM-$4.99MM
99.25%	1.25%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

October 2008	Page 4

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Payment at Maturity

At maturity, investors will receive $1,000 plus the supplemental redemption amount for each note they hold.

If the currency performance is:	The supplemental redemption amount will be:
greater than zero (i.e. the dollar appreciates vs. the euro)	$1,000 x currency performance x 150%
less than or equal to zero (i.e. the dollar depreciates or does not appreciate vs. the euro)	$0 (Investors will only receive par at maturity)

Best Case Scenario	The dollar appreciates and the notes return par plus 150% uncapped participation in the appreciation of the dollar relative to the euro.

Worst Case Scenario	Either the dollar does not appreciate or it depreciates relative to the euro and the notes redeem for par at maturity. This assumes the investment is held to maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

October 2008	Page 5

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.  Currency exchange rates used in the examples below are hypothetical and do not reflect actual exchange rates.

Below are two examples of how to calculate the payment at maturity.

Example 1:  The dollar has appreciated relative to the euro.

Participation rate:                  150%
Hypothetical initial exchange rate:                        1.35
Hypothetical final exchange rate:                          1.215

The exchange rate performance will equal:

Currency performance	=	1	−	final exchange rate
initial exchange rate

Using the above hypothetical initial and final exchange rates, the currency performance is calculated as follows:

Currency performance	=	1	−	1.215	=	0.10
1.35

In this example, the dollar has strengthened 10% relative to the euro.

The supplemental redemption amount will equal:

Supplemental redemption amount	=	$1,000 x	currency performance	x	participation rate

So, using the hypothetical example above,

Supplemental redemption amount	=	$1,000	x	10%	x	150%	=	$150

Therefore, in this example, the total payment at maturity per note will equal $1,150, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $150.

Example 2:  The dollar has depreciated (or not appreciated) relative to the euro.

Participation rate:                          150%
Hypothetical initial exchange rate:                       1.35
Hypothetical final exchange rate:                         1.485

Currency performance	=	1	−	1.485	=	- 0.10
1.35

Therefore,

Supplemental redemption amount per note	=	the greater of:
		(a) $0; and
		(b) $1,000 x –10% (less than zero) x 150%
	=	$0

In this example, the dollar has weakened by approximately 10% relative to the euro over the term of the notes.  Accordingly, the currency performance is less than zero.  Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount of the notes.

October 2008	Page 6

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in a long position with respect to the dollar relative to the euro.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
No interest payments and possibility of no return other than the return of principal.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity and you may only receive the principal amount of the notes you hold at maturity.

▪
Currency exchange risk. Fluctuations in the exchange rates between the dollar and the euro will affect the value of the notes.  Exchange rate movements are volatile and are the result of numerous factors specific to the euro and the dollar including the supply of, and the demand for, the euro or the dollar, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the euro and the dollar.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and the United States.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the countries comprising the Eurozone and the U.S.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries comprising the Eurozone and the U.S. and other countries important to international trade and finance.  The strengthening of euro relative to the dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.  For dollar investors, an investment in the notes increases the investor’s exposure to the dollar relative to the euro.

▪
Issuer’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are subject to the issuer’s credit risk and to changes in the market's view of the issuer’s creditworthiness. Any decline in the issuer’s credit ratings or increase in the credit spreads charged by the market for taking the issuer’s credit risk is likely to adversely affect the value of the notes.

▪
Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign government or monetary authority, allowed to float within a range of exchange rates set by the government or monetary authority, or left to float freely.  Governments or monetary authorities, including those of the countries comprising the Eurozone, the Eurozone itself or the United States, may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of the euro and the dollar.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments or monetary authorities, fluctuations in response to other market forces and the movement of currencies across borders.

▪
Many unpredictable factors will affect the value of the notes.  These include: (i) exchange rate; (ii) interest rate levels; (iii) volatility of the exchange rate; (iv) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (v) the time remaining to the maturity; (vi) availability of comparable instruments; (vii) intervention by the governments or monetary authorities of the Eurozone or the United States; and (viii) the issuer’s credit ratings and credit spreads.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention. As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

October 2008	Page 7

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

▪
Even though the currencies trade around-the-clock, the notes will not. Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currencies are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payment to you at maturity.

▪
The notes will not be listed and secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.  Because the issuer does not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Morgan Stanley is willing to transact. If at any time Morgan Stanley were to cease acting as a market maker, it is likely that there would be little or no secondary market for the notes.

▪
Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates of the basket currencies. Affiliates of the issuer have carried out and will continue to carry out hedging activities related to the notes, including trading in futures, forwards and options contracts on the euro.  Affiliates of the issuer also trade the euro and the dollar and other financial instruments related to the euro and the dollar on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have decreased the value of the euro and, as a result, could have decreased the value against the dollar at which the euro must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

October 2008	Page 8

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Historical Information

The following table sets forth the published high, low and end-of-quarter dollar/euro exchange rates for each quarter in the period from January 1, 2003 through October 14, 2008.  The related graph sets forth the dollar/euro exchange rates (expressed as units of dollars per one euro) for such period.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable exchange rates.  You cannot predict the future performance of the exchange rate based on its historical performance.
Dollar/Euro	High	Low	Period End
2003
First Quarter	1.1054	1.0362	1.0915
Second Quarter	1.1909	1.0695	1.1511
Third Quarter	1.1657	1.0809	1.1657
Fourth Quarter	1.2595	1.1416	1.2595
2004
First Quarter	1.2842	1.2128	1.2316
Second Quarter	1.2365	1.1822	1.2199
Third Quarter	1.2452	1.2011	1.2436
Fourth Quarter	1.3637	1.2285	1.3554
2005
First Quarter	1.3465	1.2757	1.2964
Second Quarter	1.3087	1.2032	1.2108
Third Quarter	1.2542	1.1902	1.2026
Fourth Quarter	1.2179	1.1670	1.1849
2006
First Quarter	1.2307	1.1820	1.2118
Second Quarter	1.2928	1.2092	1.2791
Third Quarter	1.2892	1.2505	1.2674
Fourth Quarter	1.3343	1.2513	1.3197
2007
First Quarter	1.3385	1.2893	1.3354
Second Quarter	1.3652	1.3302	1.3541
Third Quarter	1.4267	1.3426	1.4267
Fourth Quarter	1.4872	1.4048	1.4589
2008
First Quarter	1.5845	1.4454	1.5788
Second Quarter	1.5991	1.5380	1.5755
Third Quarter	1.5938	1.3998	1.4614
Fourth Quarter (through October 14, 2008)	1.4009	1.3408	1.3623

U.S. Dollar / Eurozone Euro Exchange Rate January 1, 2003 to October 14, 2008 (expressed as dollars per euro)

October 2008	Page 9

Currency-Linked Capital Protected Notes due October 29, 2010
Based on the Performance of the U.S. Dollar Relative to the Eurozone Euro (Bullish Dollar / Bearish Euro)

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for Currency-linked Capital Protected Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for Currency-linked Capital Protected Notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for Currency-linked Capital Protected Notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Currency-linked Capital Protected Notes dated May 22, 2008
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for Currency-linked Capital Protected Notes or in the prospectus.  As used in this pricing supplement, the “company,” “we,” “us,” and “our” refer to Morgan Stanley.

October 2008	Page 10